Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Kingsway Financial announces upcoming event

           TORONTO, July 16 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) announced today that it will be releasing its second quarter financial results on the morning of August 7, 2009 with a conference call to follow at 8:30 a.m. To access the call, please dial 1-800-732-1073 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at www.kingsway-financial.com or directly at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2729980.

           About the Company

           Kingsway Financial Services Inc. ("Kingsway" or the "Company") is a
leading non-standard automobile insurer and commercial automobile insurer in
North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

           Forward-Looking Statements

           This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see
Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or through Kingsway's website at
www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           %SEDAR: 00003152E          %CIK: 0001072627

           /For further information: Dan Brazier, Chief Financial Officer, Tel:
(905) 677-8889, Fax: (905) 677-5008, Web Site: www.kingsway-financial.com/
           (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:49e 16-JUL-09